City of Buenos Aires, September 18th, 2024 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (Comisión Nacional de Valores) Regulations (2013 revised version) following the information communicated on May 2nd, 2024, July 16th, 2024, July 24th, 2024 and September 16th, 2024. In this regard, our indirect controlling shareholder, InterCement Participações S.A. (“InterCement”), informed today to its shareholders and the market in general that in the context of both, the competitive process organized by Banco BTG Pactual and the non-judicial collection proceeding (recuperação extrajudicial) initiated by InterCement and other companies of the group, InterCement and its controlling shareholder signed, on September 17th 2024, a new extension of the agreement that provides exclusivity rights to Companhia Siderúrgica Nacional (CSN) until October 16th, 2024, regarding a possible acquisition of shares representing 100% (one hundred percent) of its share capital. This term may be automatically extended until November 16, 2024, provided that it has not been objected to by the creditors under the terms of the non- judicial collection plan. Notwithstanding the foregoing, InterCement has reported that there is no signed document that generates any binding obligation or firm commitment for InterCement and/or any of its subsidiaries in connection with the potential transaction. Loma Negra will keep its investors and the general market informed and reaffirms its transparency commitment. Sincerely, ______________________ Marcos Isabelino Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.